                                   FORM 11-K
                                 ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(MARK ONE:)
  [X]       ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
            SECURITIES AND EXCHANGE ACT OF 1934
            FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
  [ ]       TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
            SECURITIES AND EXCHANGE ACT OF 1934
            FOR THE TRANSITION PERIOD FROM           TO

COMMISSION FILE NUMBER: 0-24268

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
                           Palm Harbor Homes, Inc.
                           Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                                   Palm Harbor Homes, Inc.
                                   15303 N. Dallas Pkwy. Suite 800
                                   Addison, TX 75001-4600

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE AND EXHIBIT
Palm Harbor Homes, Inc. Employee Savings Plan
Years ended December 31, 1999 and 1998 with Report of Independent Auditors

                             Palm Harbor Homes, Inc.
                              Employee Savings Plan

                            Financial Statements and
                        Supplemental Schedule and Exhibit


                     Years ended December 31, 1999 and 1998


                                                 CONTENTS

Report of Ernst & Young LLP, Independent Auditors....................................................    1

Audited Financial Statements

Statements of Net Assets Available for Benefits......................................................    2
Statements of Changes in Net Assets Available for Benefits...........................................    3
Notes to Financial Statements........................................................................    4


Supplemental Schedule and Exhibit

Schedule H; Line 4i - Schedule of Assets Held for Investment Purposes
   at End of Year....................................................................................   10
Consent of Ernst & Young LLP, Independent Auditors...................................................   11

                Report of Ernst & Young LLP, Independent Auditors

Plan Administrator
Palm Harbor Homes, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Palm Harbor Homes, Inc. Employee Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                        /s/ Ernst & Young LLP

Dallas, Texas
May 12, 2000

                  Palm Harbor Homes, Inc. Employee Savings Plan

                 Statements of Net Assets Available for Benefits


                                                            DECEMBER 31
                                                       1999              1998
                                                   -----------       -----------
ASSETS
Investments, at fair value                         $43,520,643       $33,446,773
Participant loans receivable                         2,028,900         1,302,062
                                                   -----------       -----------
Total investments                                   45,549,543        34,748,835

Receivables:
   Employee contributions                              400,229           445,254
   Employer contributions                              128,436           157,337
   Interest income                                         496               165
                                                   -----------       -----------
Total receivables                                      529,161           602,756
                                                   -----------       -----------
Total assets                                        46,078,704        35,351,591

LIABILITIES
Contributions refundable                               209,743           360,692
                                                   -----------       -----------
Net assets available for benefits                  $45,868,961       $34,990,899
                                                   ===========       ===========


See accompanying notes.

                  Palm Harbor Homes, Inc. Employee Savings Plan

           Statements of Changes in Net Assets Available for Benefits



                                                         YEAR ENDED DECEMBER 31
                                                           1999          1998
                                                       -----------   -----------
ADDITIONS
Investment income:
   Net appreciation in fair value of investments       $ 1,611,171   $ 3,671,080
   Interest and dividend income                          3,807,964     2,066,298
                                                       -----------   -----------
                                                         5,419,135     5,737,378

 Contributions:
   Employee                                              6,680,174     5,984,815
   Employer                                              2,024,514     1,859,745
   Rollover                                                186,249       209,264
                                                       -----------   -----------
                                                         8,890,937     8,053,824

 Transfers from merged plans                                    --     1,022,705
                                                       -----------   -----------
                                                        14,310,072    14,813,907

DEDUCTIONS
 Distributions to participants                           3,389,305     2,523,052
 Administrative expenses                                    42,705        27,600
                                                       -----------   -----------
                                                         3,432,010     2,550,652
                                                       -----------   -----------
Net increase                                            10,878,062    12,263,255
Net assets available for benefits:
   Beginning of year                                    34,990,899    22,727,644
                                                       -----------   -----------
   End of year                                         $45,868,961   $34,990,899
                                                       ===========   ===========


See accompanying notes.

                  Palm Harbor Homes, Inc. Employee Savings Plan

                          Notes to Financial Statements

                           December 31, 1999 and 1998

1. DESCRIPTION OF PLAN

The following description of the Palm Harbor Homes, Inc. Employee Savings Plan
(Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all employees of Palm Harbor Homes, Inc. (the Company) and certain unrelated employers who have at least three consecutive months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1998, the Company amended the Plan to change a participant's vested interest in his employer-matching contributions and to allow for the merger of the participants of the Cedar Creek Pro Plan from Ken McGee Enterprises, Inc., into the Plan.

Effective July 1, 1998, the Company merged the Countryside Mobile Homes, Inc. 401(k) Plan, Carna Mobile Homes, Inc. 401(k) Plan, All Star Homes, Inc. 401(k) Plan, Cannon Manufacturing Housing Group 401(k) Plan, and the Star Mobile Homes, Inc. 401(k) Plan (collectively, the merged plans) into the Plan. Additionally, the participants of the merged plans are eligible to participate in the Palm Harbor Homes, Inc. Employee Savings Plan effective July 1, 1998. The assets of the merged plans were transferred in August 1998.

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company contributes on a Plan-year basis 50% of the first 6% of compensation that a participant contributes to the Plan. Participants are eligible for allocation of the employer contributions beginning on the enrollment date coinciding or following the date on which they have completed one year of eligible service.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the Company's matching contributions and allocations of Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeited

                  Palm Harbor Homes, Inc. Employee Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

balances of terminated participants' nonvested accounts are used to reduce Plan expenses and/or future Company contributions. At December 31, 1999 and 1998, $10,592 and $10,257, respectively, were available to be used for future Plan expenses or Company contributions. During 1999 and 1998, forfeitures of $524,244 and $362,896, respectively, were used to supplement the Company contributions.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Effective January 1, 1998, participants vest in Company contributions as follows: two years - 20%, three years - 40%, four years - 60%, and five years - 100%.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 1% increments in any of ten investment options.

Participants may change their investment options daily.

PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000 (adjusted for loan payments during the previous year). A participant may have only one loan outstanding at any time. Loan terms range from up to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the prime rate plus 1% as determined by the Plan Administrator. Principal and interest is paid ratably through monthly payroll deductions.

                  Palm Harbor Homes, Inc. Employee Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

PAYMENT OF BENEFITS

On termination of service, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account, or, upon death, disability, or retirement, elect to receive annual installments over a certain period which does not extend beyond the life expectancy of the participant or his beneficiary. Upon the death of a participant who is a current employee, the account is automatically 100% vested. If a participant's account is $5,000 or less, the balance of such account will be distributed in a lump-sum amount upon retirement, disability, death, or termination of employment.

ADMINISTRATION

The Plan was administered by the Company. Fidelity Management Trust Company serves as trustee, and Fidelity Institutional Retirement Services Company serves as recordkeeper.

Costs and expenses of administering the Plan are paid by the Company, unless paid by the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENTS

Investments in mutual funds are recorded at quoted market prices which represents the net asset value of the shares held by the Plan at year-end. Investments in the unitized stock fund are determined by the combined value of the underlying common stock and short-term cash position. The fair value of the common stock portion of the fund is based on the closing price of the common stock on its primary exchange times the number of shares held in the fund. Participant loans and the short term cash portion of the unitized stock fund are recorded at cost which approximates fair value.

                  Palm Harbor Homes, Inc. Employee Savings Plan

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

BASIS OF ACCOUNTING

The financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

3. INVESTMENTS

During 1999 and 1998, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:


                                                       YEAR ENDED DECEMBER 31
                                                        1999            1998
                                                     -----------    -----------
Common stock                                         $  (622,863)   $  (187,954)
Shares of registered investment companies              2,234,034      3,859,034
                                                     -----------    -----------
Net appreciation in fair value of investments        $ 1,611,171    $ 3,671,080
                                                     ===========    ===========

                  Palm Harbor Homes, Inc. Employee Savings Plan

3. INVESTMENTS (CONTINUED)

Individual investments that represent 5% or more of the Plan's net assets at December 31, are as follows:

                                                                         1999                 1998
                                                                       -----------          -----------
   Palm Harbor Common Stock                                                *                $2,016,574
   Fidelity Magellan Fund                                              $11,636,801           7,750,722
   Fidelity Contrafund                                                  10,940,449           7,508,301
   Fidelity Growth and Income Fund                                       9,271,823           8,161,956
   Fidelity Asset Manager Fund                                           3,350,421           2,762,177
   Fidelity Retirement Government Money Market Fund                      4,747,269           4,188,160


*Investment did not represent 5% or more of the Plan's net assets as of December 31, 1999.

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 11, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. CONTRIBUTIONS REFUNDABLE

Contributions refundable represents excess contributions refundable to certain participants in order to comply with certain nondiscrimination requirements.

                  Palm Harbor Homes, Inc. Employee Savings Plan

6. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                      DECEMBER 31
                                                                                1999              1998
                                                                         ----------------  ----------------
Net assets available for benefits per the financial statements
                                                                              $45,868,961       $34,990,899
Less: Amounts allocated to withdrawing participants                                (3,750)          (83,438)
                                                                         ----------------  ----------------
Net assets available for benefits per the Form 5500                           $45,865,211       $34,907,461
                                                                         ================  ================

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:


                                                                                    YEAR ENDED
                                                                                 DECEMBER 31, 1999
                                                                                ------------------
        Distributions to participants per the financial
          statements                                                                  $3,389,305
        Add: Amounts allocated on Form 5500 to withdrawn participants at end
          of year                                                                          3,750
        Less: Amounts allocated on Form 5500 to withdrawn participants at
          beginning of year                                                              (83,438)
                                                                                ----------------
        Distributions to participants per the Form 5500                               $3,309,617
                                                                                ================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for distributions that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                  Palm Harbor Homes, Inc. Employee Savings Plan

                Schedule H; Line 4i - Schedule of Assets Held for
                       Investment Purposes at End of Year

                                 EIN: 59-1036634
                                   Plan #: 333

                                December 31, 1999


                                                                  (c)

                          (b)                      DESCRIPTION OF INVESTMENT INCLUDING
        IDENTITY OF ISSUE, BORROWER, LESSOR, OR     MATURITY DATE, RATE OF INTEREST,         (d)             (e)
  (a)                SIMILAR PARTY                 COLLATERAL, PAR, OR MATURITY VALUE       COST        CURRENT VALUE
------  ---------------------------------------   -------------------------------------     ----       ---------------
   *    Fidelity Management Trust Company        Magellan Fund; 85,170 shares                **         $11,636,801

                                                 Contrafund; 182,280 shares                  **          10,940,449

                                                 Growth and Income Fund;
                                                    196,604 shares                           **           9,271,823

                                                 Asset Manager Fund;
                                                    182,286 shares                           **           3,350,421

                                                 Retirement Government Money
                                                   Market Fund; 4,747,269 shares             **           4,747,269

                                                 Palm Harbor Common Stock;
                                                    95,051 shares                            **           1,710,918

                                                 Institutional Cash Portfolio; 81,275
                                                    shares                                   **              85,025

                                                 Puritan Fund; 20,148 shares                 **             383,411

                                                 GNMA Fund; 17,231 shares                    **             178,513

                                                 Value Fund; 10,916 shares                   **             478,218

                                                 Diversified International Fund; 28,798
                                                    shares                                   **             737,795

   *     Participants                            Loans with interest rates from 9.25% -
                                                    10%; various maturity dates through
                                                    2009; secured by participant vested
                                                    accrued benefits                         --           2,028,900
                                                                                        -------         -----------
                                                                                        $    --         $45,549,543
                                                                                        =======         ===========

*Denotes party-in-interest
**Investments are participant-directed thus cost information is not applicable.

                               S I G N A T U R E S



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Palm Harbor Homes, Inc. Employee Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   PALM HARBOR HOMES, INC. EMPLOYEE SAVINGS PLAN
                                                 Name of Plan




Date:    June 28, 2000             By  /s/ Kelly Tacke
                                      -----------------------------------------
                                          Kelly Tacke
                                      Vice President - Finance
                                      Chief Financial Officer and Secretary

                               INDEX TO EXHIBITS




Exhibit
Number               Description
-------              -----------
23                   Consent of Ernst & Young LLP, Independent Auditors